

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Say Leong Lim
Chief Executive Officer
Globalink Investment Inc.
200 Continental Drive, Suite 401
Newark, DE 19713

       Re: Globalink Investment Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed October 25, 2023
          File No. 001-4112

Dear Say Leong Lim:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                         Office of Real Estate & Construction

cc: Guillaume de Sampigny